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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              Sheridan Energy, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   823764 10 5
                                 (CUSIP Number)
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                                  ANN B. CURTIS
                               CPN SHERIDAN, INC.
                             c/o CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                               SAN JOSE, CA 95113
                            TELEPHONE: (408) 995-5115
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   COPIES TO:
                            WILLIAM R. COLLINS, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000

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                                 August 25, 1999

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                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                   (Continued on the following pages)
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                                       13D
CUSIP No.  823764 10 5

1)             Name of Reporting Persons:  CPN Sheridan, Inc.
               I.R.S. Identification Nos. of Above Person:  77-0521272
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2)             Check the Appropriate Box if a Member of a Group
               (See Instructions).
               [ ]  (a)
               [ ]  (b)
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3)             SEC Use Only
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4)             Source of Funds.  AF, WC
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5)             [ ]  Check if Disclosure of Legal Proceedings is Required
               pursuant to Items 2(d) or 2(e).
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6)             Citizenship or Place of Organization.
               Delaware
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Number of       7) sole voting power              0
Shares         -----------------------------------------------------------------
beneficially    8) shared voting power            4,067,537*
owned by       -----------------------------------------------------------------
each            9) sole dispositive power         0
reporting      -----------------------------------------------------------------
person with    10) shared dispositive power       4,067,537*
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11)            Aggregate amount beneficially owned by each reporting
               person                                                 4,067,537*
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12)            [ ] Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares.
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13)            Percent of Class Represented by Amount in Row (11).
               Approximately 53.5% based on the outstanding shares as of August
               25, 1999*
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14)            Type of Reporting Person (See Instructions).
               CO
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                                       13D
CUSIP No. 823764 10 5

1)              Name of Reporting Persons:  Calpine Corporation
                I.R.S. Identification Nos. of Above Person:  77-0498817
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2)              Check the Appropriate Box if a Member of a Group
                (See Instructions).
                [ ]  (a)
                [ ]  (b)
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3)              SEC Use Only
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4)              Source of Funds. AF, WC, BK
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5)              [ ]  Check if Disclosure of Legal Proceedings is Required
                pursuant to Items 2(d) or 2(e).
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6)              Citizenship or Place of Organization. Delaware
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Number of        7) sole voting power             0
Shares          ----------------------------------------------------------------
beneficially     8) shared voting power           4,067,537*
owned by        ----------------------------------------------------------------
each             9) sole dispositive power        0
reporting       ----------------------------------------------------------------
person with     10) shared dispositive power      4,067,537*
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11)             Aggregate amount beneficially owned by each reporting
                person                                                4,067,537*
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12)             [ ] Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares.
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13)             Percent of Class Represented by Amount in Row (11).
                Approximately 53.5% based on the outstanding shares as of
                August, 25, 1999*
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14)             Type of Reporting Person (See Instructions).
                CO

   * Calpine Corporation ("Calpine"), CPN Sheridan, Inc. ("Merger Subsidiary") and certain stockholders of the issuer have entered into an Agreement, dated as of August 25, 1999 (the "Stockholder Agreement"), pursuant to which such stockholders granted to Merger Subsidiary an irrevocable option (the "Stock Option") to purchase, subject to certain conditions, for a price of $5.50 per share, or to cause to be tendered pursuant to the tender offer described in this statement (the "Offer"), an aggregate of up to 3,492,537 outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sheridan Energy, Inc., up to an additional 425,000 Shares issuable upon exercise of outstanding stock options and up to an additional 150,000 Shares issuable upon exercise of the outstanding warrants (collectively, the "Stockholder Option Shares"). The Stockholder Option Shares represent approximately 53.5% of the Company's fully diluted shares. Merger Subsidiary's option to purchase the Stockholder Option Shares is reflected in Rows 8, 10, 11 and 13 of each of the tables above. Subject to satisfaction of certain conditions (including the commencement of the Offer), the Stock Option is exercisable by Merger Subsidiary at any time until the 20th business day following termination of the Merger Agreement. Under the Stockholder Agreement, each such Stockholder granted an irrevocable proxy to Merger Subsidiary to vote in favor of the Merger Agreement and certain related matters, subject as aforesaid. The Stockholder Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of Merger Subsidiary's Offer to Purchase (the "Offer to Purchase") filed by Merger Subsidiary and Calpine as an exhibit to the Schedule 14D-1 filed August 31, 1999 with the Securities and Exchange Commission.


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ITEM 1.  SECURITY AND ISSUER.

            Common Stock, par value $.01 per share, of Sheridan Energy, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1000 Louisiana, Suite 800, Houston, TX 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

            (a)-(c) and (f) This Statement on Schedule 13D is filed by CPN Sheridan, Inc., a Delaware corporation ("Merger Subsidiary"), and Calpine Corporation, a Delaware corporation ("Calpine"). Merger Subsidiary is a wholly-owned subsidiary of Calpine. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Calpine is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Calpine are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

            (d) and (e) None of Merger Subsidiary, Calpine or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

            (a)-(g) and (j) The information set forth in the Introduction and
Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

            (h) and (i) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(d) The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights"), and Schedule I of the Offer to Purchase, (ii) the Merger Agreement and (iii) the Stockholder Agreement, respectively, is incorporated herein by reference.

            (e) Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

            The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and Calpine"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Agreement; Appraisal Rights") of the Offer to Purchase, (ii) the Merger Agreement and (iii) the Stockholder Agreement, respectively, is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


(1) Joint Filing Agreement dated August 31, 1999 between Calpine and Merger Subsidiary.

(2)            Offer to Purchase, dated August 31, 1999.*

(3) Agreement and Plan of Merger, dated as of August 25, 1999, among the Company, Calpine and Merger Subsidiary.*

(4) Stockholder Agreement, dated as of August 25, 1999, among Merger Subsidiary, Calpine and the stockholders of the Company named therein.*

(5) Confidentiality Agreement, dated June 15, 1999, between Calpine and the Company.*

(6)            Form of Letter of Transmittal.*

* Each exhibit set forth above is hereby incorporated by reference from the exhibits attached to the Schedule 14D-1 filed on August 31, 1999 with the Securities and Exchange Commission by Calpine and Merger Subsidiary with respect to the offer by Merger Subsidiary to purchase all outstanding Shares of the Company.


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1999



                               CPN SHERIDAN, INC.


                                 By: /s/  Ann B. Curtis
                                     -------------------------------------------
                                     Name:  Ann B. Curtis
                                     Title: Vice President, Chief Financial
                                            Officer and Secretary




                               CALPINE CORPORATION


                                 By: /s/  Ann B. Curtis
                                     -------------------------------------------
                                     Name:  Ann B. Curtis
                                     Title: Executive Vice President


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                              EXHIBIT INDEX

(1) Joint Filing Agreement dated August 31, 1999, between Calpine and Merger Subsidiary.

(2)            Offer to Purchase, dated August 31, 1999.*

(3) Agreement and Plan of Merger, dated as of August 25, 1999 among the Company, Calpine and Merger Subsidiary.*

(4) Stockholder Agreement, dated as of August 25, 1999, among Merger Subsidiary, Calpine and the stockholders of the Company named therein.*

(5) Confidentiality Agreement, dated June 15, 1999, between Calpine and the Company.*

(6)            Form of Letter of Transmittal.*

* Each exhibit set forth above is hereby incorporated by reference from the exhibits attached to the Schedule 14D-1 filed on August 31, 1999 with the Securities and Exchange Commission by Calpine and Merger Subsidiary with respect to the offer by Merger Subsidiary to purchase all outstanding Shares of the Company.